Exhibit 3.4

FORM OF

AMENDMENT NO. 2 TO

FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF

AMERICAN MIDSTREAM PARTNERS, LP

This Amendment No. 2 (this “Amendment”) to the Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Partnership”), dated as of April 25, 2016, as amended by Amendment No. 1 to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of May 1, 2016 (as so amended, the “Partnership Agreement”), is hereby adopted effective as of             , 2016 by American Midstream GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership, pursuant to the authority granted to it in Section 5.6, Section 5.12(b)(v), and Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1(g) of the Partnership Agreement provides, in part, that, except as set forth in Sections 5.12(b)(v) of the Partnership Agreement, the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines is necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests; and

WHEREAS, Section 5.12(b)(v)(B) of the Partnership Agreement provides that the affirmative vote of the Record Holders of a majority of the Outstanding Series A Preferred Units, voting separately as a class based upon one vote per Series A Preferred Unit, shall be necessary on any matter that adversely affects any of the rights, preferences and privileges of the Series A Preferred Units or amends or modifies any of the terms of the Series A Preferred Units; and

WHEREAS, the amendment of the terms of the Series A Preferred Units to be effected by this Amendment have been approved by the written consent of the Record Holders of all of the Outstanding Series A Preferred Units; and

WHEREAS, the Board of Directors of the General Partner has determined that the standards specified in Section 13.1(g) and Section 5.12(b)(v)(B) are satisfied with respect to the amendments to be made by this Amendment; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to (i) amend the terms and provisions of the Series A Preferred Units as set forth herein, and (ii) provide for such other matters as are provided herein.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

A.	Amendment. The Partnership Agreement is hereby amended as follows:

a.	Section 1.1 is hereby amended to add or restate, as applicable, the following definitions in the appropriate alphabetical order:

“Merger” means the merger of JP Energy Partners LP, a Delaware limited partnership (“JPE”), with and into Argo Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Partnership (“Merger Sub”), with JPE surviving such merger as a wholly-owned subsidiary of the Partnership, pursuant to the terms of that certain Merger Agreement, dated as of October 23, 2016, by and among the Partnership, the General Partner, JPE, JP Energy GP II LLC, Merger Sub and Argo Merger GP Sub, LLC.

“Series A Third PIK Payment Amount” means a number of Series A PIK Preferred Units equal to the quotient of (i) the greater of (x) $0.4125 and (y) the Series A Distribution Amount, divided by (ii) the Series A Adjusted Issued Price.

b.	Section 5.12(b)(ii)(A) is hereby amended to amend and restate in its entirety the fourth sentence thereof as follows:

For the Quarter ending June 30, 2014, and for each Quarter thereafter through and including the Quarter ending immediately prior to the Quarter in which the Merger is consummated, the Series A Quarterly Distribution on each Outstanding Series A Preferred Unit shall be paid in a number of Series A PIK Preferred Units equal to the Series A Second PIK Payment Amount; provided that, in the discretion of the General Partner, which determination shall be made prior to the Record Date for the relevant quarter, the Series A Quarterly Distribution may be paid as (x) an amount in cash up to the greater of (a) $0.50 and (b) the Series A Distribution Amount, and (y) a number of Series A PIK Preferred Units equal to (a) the remainder of (i) the greater of (I) $0.50 and (II) the Series A Distribution Amount less (ii) the amount of cash paid pursuant to clause (x), divided by (b) the Series A Adjusted Issue Price. For the Quarter in which the Merger is consummated and each Quarter thereafter, the Series A Quarterly Distribution on each Outstanding Series A Preferred Unit shall be paid in a number of Series A PIK Preferred Units equal to the Series A Third PIK Payment Amount; provided that, in the discretion of the General Partner, which determination shall be made prior to the Record Date for the relevant Quarter, the Series A Quarterly Distribution may be paid as (x) an amount in cash up to the greater of (a) $0.4125 and (b) the Series A Distribution Amount, and (y) a number of Series A PIK Preferred Units equal to the quotient of (a) the remainder of (i) the greater of (I) $0.4125 and (II) the Series A Distribution Amount less (ii) the amount of cash paid pursuant to clause (x), divided by (b) the Series A Adjusted Issue Price.

B.	Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain unchanged and unmodified and in full force and effect.

C.	Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws that would apply the laws of any other state.

D.	Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

E.	Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be any original, but such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of                     , 2016.

American Midstream Partners, LP

By:	American Midstream GP, LLC, its General Partner

By:
Name:	Eric T. Kalamaras
Title:	Senior Vice President and Chief Financial Officer

The undersigned hereby consents to the adoption of Amendment No. 2 to Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP effective as of             , 2016.

RECORD HOLDERS OF ALL OF THE SERIES A PREFERRED UNITS:

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

By:
Name:	Daniel R. Revers
Title:	President

HIGHPOINT INFRASTRUCTURE PARTNERS, LLC

By:
Name:	Daniel R. Revers
Title:	President